UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Update to its Fourth Quarter and Annual 2008
Financial Results
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, plan to file our 2008 annual report on Form 20-F with the SEC, including our 2008 audited financial statements, on May 22, 2009.
     During the course of the preparation of our 2008 annual report, we determined that a further write-down of approximately $87.5 million to our inventories and an additional provision for doubtful recoveries of approximately $12.3 million for our prepayments to suppliers at December 31, 2008 are required to properly adjust previously announced preliminary unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
     The additional write-down of inventories was primarily due to updated information about the estimated net realizable value of our inventories as at December 31, 2008. The additional provision for doubtful recoveries of prepayments to suppliers was also based on updated information about our suppliers’ ability to honor existing contractual terms for delivery of product or refund of amounts paid.
     The updated condensed consolidated balance sheet as of December 31, 2008 and the updated condensed consolidated statements of operations for the fourth quarter and fiscal year ended December 31, 2008 are included below. Additional information about our audited consolidated financial statements for the fiscal year ended December 31, 2008, including the notes thereto, can be found in our annual report on Form 20-F to be filed with the SEC. An electronic copy of our 20-F annual report can also be found in the “Investor Relations” section of our website (www.ldksolar.com) under “SEC Filings.”
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(In US$’000, except share and per share data)

	12/31/2008	9/30/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	255,523	347,762	83,470
Pledged bank deposits	83,383	115,028	135,950
Trade accounts receivable	94,733	40,286	3,767
Bills receivable	3,075	—	—
Inventories	616,901	702,314	349,997
Prepayments to suppliers, net	71,214	294,855	138,193
Other current assets	68,123	47,800	29,825
Deferred income tax assets, net	44,690	1,965	546

Total current assets	1,237,642	1,550,010	741,748
Property, plant and equipment, net	1,697,203	1,138,539	336,763
Deposits for purchases of property, plant and equipment	233,296	301,252	151,233
Intangible asset, net	1,037	1,074	1,096
Land use rights	99,162	97,818	29,259
Inventories to be processed beyond one year	—	7,678	29,981
Prepayments to suppliers expected to be utilized beyond one year, net	33,617	22,082	18,994
Pledged bank deposits — non-current	49,686	49,476	—
Debt issuance costs, net	8,764	9,657	—
Investment in an associate	5,630	2,579	—
Other financial assets	—	—	525
Deposits relating to sales and leaseback transactions	7,316	—	—
Deferred income tax assets	375	1,052	387

Total assets	3,373,728	3,181,217	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	666,200	451,940	264,101
Bills payable	11,406	—	—
Trade accounts payable	124,066	59,165	18,032
Advance payments from customers, current portion	256,411	342,879	141,223
Accrued expenses and other payables	429,968	331,418	95,301
Due to a related party	4,359	—	—
Other financial liabilities	18,545	500	3,357

Total current liabilities	1,510,955	1,185,902	522,014
Convertible senior notes	400,000	400,000	—
Long-term bank borrowings, excluding current installments	154,252	159,465	25,125
Obligations under capital leases, excluding current installments	40,083	—	—
Advance payments from customers — non-current	487,577	434,303	67,554
Other liabilities	3,485	2,172	2,222
Deferred income tax liability	1,468	—	—

Total liabilities	2,597,820	2,181,842	616,915
Shareholders’ equity

Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049, 113,501,049 and 106,044,700 shares issued as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively; 113,110,396, 113,109,250 and 106,044,700 shares outstanding as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively	11,311	11,311	10,604
Additional paid-in capital	446,327	441,913	486,253
Statutory reserve	29,676	18,697	18,697
Accumulated other comprehensive income	83,314	93,610	31,481
Retained earnings	205,280	433,844	146,036

Total shareholders’ equity	775,908	999,375	693,071

Total liabilities and shareholders’ equity	3,373,728	3,181,217	1,309,986

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(In US$’000, except per ADS data)

	For the 3 Months Ended		Fiscal Year
	12/31/2008	9/30/2008	2008	2007
Net sales	426,612	541,819	1,643,495	523,946
Cost of goods sold, including provisions for inventory write-downs of US$3,670 and US$303,257 during the three months period ended September 30 and December 31, 2008 respectively and US$4,170 and US$311,999 during the years ended December 31, 2007 and 2008 respectively	(638,030)	(418,906)	(1,555,139)	(353,709)

Gross (loss) / profit	(211,418)	122,913	88,356	170,237
Selling expenses	(1,139)	(1,567)	(3,786)	(873)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers of US$20,582 during the three months period ended and year ended December 31, 2008	(34,965)	(10,904)	(68,010)	(19,360)
Research and development expenses	(4,114)	(2,648)	(7,570)	(3,202)

Total operating expenses	(40,218)	(15,119)	(79,366)	(23,435)

(Loss) / income from operations	(251,636)	107,794	8,990	146,802
Other income/(expenses):
Interest income	979	1,872	5,875	4,109
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(8,284)	(10,612)	(34,347)	(9,419)
Decrease in fair value of warrants	—	—	—	2
Foreign currency exchange gain / (loss), net	4,950	(1,617)	14,495	(1,654)
Government subsidy	5,366	5,431	19,665	3,461
Change in fair value of prepaid forward contracts	—	—	60,028	—
Others	567	(641)	656	—

(Loss) / earnings before income tax	(248,058)	102,227	75,362	143,301
Income tax benefit / (expenses)	30,473	(13,779)	(5,139)	758

Net income	(217,585)	88,448	70,223	144,059
Accretion of Series A	—	—	—	(860)
Accretion of Series B	—	—	—	(2,726)
Accretion of Series C	—	—	—	(1,351)

Net (loss) / income available to ordinary shareholders	(217,585)	88,448	70,223	139,122

Net (loss) / income per ADS, Diluted	$(2.04)	$0.77	$0.64	$1.37

Incorporation by Reference
     The unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statements of operations included in this report on Form 6-K are hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended. The other parts of this report on Form 6-k, including our press release attached hereto as Exhibit 99.2, are furnished to the SEC.
Exhibit
     Attached hereto as Exhibit 99.2 is the press release we issued on May 21, 2009 relating to the update to our unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008, which is furnished to the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: May 21, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Announces An Update to its Fourth Quarter and Annual 2008
Financial Results
XINYU CITY, China and SUNNYVALE, Calif., May 21, 2009 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today its plan to file its 2008 annual report on Form 20-F with the Securities and Exchange Commission (“SEC”), including its 2008 audited financial statements, on May 22, 2009.
During the course of the preparation of its 2008 annual report, LDK Solar’s management determined that a further write-down of approximately $87.5 million to its inventories and an additional provision for doubtful recoveries of approximately $12.3 million for its prepayments to suppliers at December 31, 2008 are required to properly adjust previously announced preliminary unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
The additional write-down of inventories was primarily due to updated information about the estimated net realizable value of LDK Solar’s inventories as at December 31, 2008. The additional provision for doubtful recoveries of prepayments to suppliers was also based on updated information about LDK Solar’s suppliers’ ability to honor existing contractual terms for delivery of product or refund of amounts paid.
The updated condensed consolidated balance sheet as of December 31, 2008 and the updated condensed consolidated statements of operations for the fourth quarter and fiscal year ended December 31, 2008 are included below. Additional information about its audited consolidated financial statements for the fiscal year ended December 31, 2008, including the notes thereto, can be found in the annual report on Form 20-F to be filed by LDK Solar with the SEC. An electronic copy of its 20-F annual report can also be found in the “Investor Relations” section of LDK Solar’s website under “SEC Filings.” Should you wish to be sent a hard copy of the complete annual report, please contact ir@ldksolar.com.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(In US$’000, except share and per share data)

	12/31/2008	9/30/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	255,523	347,762	83,470
Pledged bank deposits	83,383	115,028	135,950
Trade accounts receivable	94,733	40,286	3,767
Bills receivable	3,075	—	—
Inventories	616,901	702,314	349,997
Prepayments to suppliers, net	71,214	294,855	138,193
Other current assets	68,123	47,800	29,825
Deferred income tax assets, net	44,690	1,965	546

Total current assets	1,237,642	1,550,010	741,748
Property, plant and equipment, net	1,697,203	1,138,539	336,763
Deposits for purchases of property, plant and equipment	233,296	301,252	151,233
Intangible asset, net	1,037	1,074	1,096
Land use rights	99,162	97,818	29,259
Inventories to be processed beyond one year	—	7,678	29,981
Prepayments to suppliers expected to be utilized beyond one year, net	33,617	22,082	18,994
Pledged bank deposits — non-current	49,686	49,476	—
Debt issuance costs, net	8,764	9,657	—
Investment in an associate	5,630	2,579	—
Other financial assets	—	—	525
Deposits relating to sales and leaseback transactions	7,316	—	—
Deferred income tax assets	375	1,052	387

Total assets	3,373,728	3,181,217	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	666,200	451,940	264,101
Bills payable	11,406	—	—
Trade accounts payable	124,066	59,165	18,032
Advance payments from customers, current portion	256,411	342,879	141,223
Accrued expenses and other payables	429,968	331,418	95,301
Due to a related party	4,359	—	—
Other financial liabilities	18,545	500	3,357

Total current liabilities	1,510,955	1,185,902	522,014
Convertible senior notes	400,000	400,000	—
Long-term bank borrowings, excluding current installments	154,252	159,465	25,125
Obligations under capital leases, excluding current installments	40,083	—	—
Advance payments from customers — non-current	487,577	434,303	67,554
Other liabilities	3,485	2,172	2,222
Deferred income tax liability	1,468	—	—

Total liabilities	2,597,820	2,181,842	616,915
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049, 113,501,049 and 106,044,700 shares issued as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively; 113,110,396, 113,109,250 and 106,044,700 shares outstanding as of December 31, 2008, September 30, 2008 and December 31, 2007, respectively	11,311	11,311	10,604
Additional paid-in capital	446,327	441,913	486,253
Statutory reserve	29,676	18,697	18,697
Accumulated other comprehensive income	83,314	93,610	31,481
Retained earnings	205,280	433,844	146,036

Total shareholders’ equity	775,908	999,375	693,071

Total liabilities and shareholders’ equity	3,373,728	3,181,217	1,309,986

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(In US$’000, except per ADS data)

	For the 3 Months Ended		Fiscal Year
	12/31/2008	9/30/2008	2008	2007
Net sales	426,612	541,819	1,643,495	523,946
Cost of goods sold, including provisions for inventory write-downs of US$3,670 and US$303,257 during the three months period ended September 30 and December 31, 2008 respectively and US$4,170 and US$311,999 during the years ended December 31, 2007 and 2008 respectively	(638,030)	(418,906)	(1,555,139)	(353,709)

Gross (loss) / profit	(211,418)	122,913	88,356	170,237
Selling expenses	(1,139)	(1,567)	(3,786)	(873)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers of US$20,582 during the three months period ended and year ended December 31, 2008	(34,965)	(10,904)	(68,010)	(19,360)
Research and development expenses	(4,114)	(2,648)	(7,570)	(3,202)

Total operating expenses	(40,218)	(15,119)	(79,366)	(23,435)

(Loss) / income from operations	(251,636)	107,794	8,990	146,802
Other income/(expenses):
Interest income	979	1,872	5,875	4,109
Interest expense and amortization of discount on exchange notes and convertible senior notes issuance costs	(8,284)	(10,612)	(34,347)	(9,419)
Decrease in fair value of warrants	—	—	—	2
Foreign currency exchange gain / (loss), net	4,950	(1,617)	14,495	(1,654)
Government subsidy	5,366	5,431	19,665	3,461
Change in fair value of prepaid forward contracts	—	—	60,028	—
Others	567	(641)	656	—

(Loss) / earnings before income tax	(248,058)	102,227	75,362	143,301
Income tax benefit / (expenses)	30,473	(13,779)	(5,139)	758

Net income	(217,585)	88,448	70,223	144,059
Accretion of Series A	—	—	—	(860)
Accretion of Series B	—	—	—	(2,726)
Accretion of Series C	—	—	—	(1,351)

Net (loss) / income available to ordinary shareholders	(217,585)	88,448	70,223	139,122

Net (loss) / income per ADS, Diluted	$(2.04)	$0.77	$0.64	$1.37

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information, contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801